Exhibit 6.3

PRODUCT SUPPLY AGREEMENT

This Product Supply Agreement (this "Agreement") is made and entered into as of this 25 day of April, 2022, (the "Effective Date"), by and between Parazero Technologies Ltd., an Israeli private company, having a place of business at Dov Hoz 30 Kiryat Ono, Israel ("Parazero") and LIFT Aircraft Inc., a company incorporated in Delaware, USA, having a place of business at 3402 Mount Bonnell Rd, Austin, TX 78731, USA (the "Customer") (each shall also be referred to as a "Party" and collectively the "Parties").

WHEREAS, Parazero is the developer, manufacturer and seller of a Ballistic Recovery System for Unmanned Aerial Vehicles;

WHEREAS, Customer is engaged in, inter alia, development and manufacturing of electric, vertical takeoff and landing (eVTOL) aircraft (the "Customer Products"); and

WHEREAS, Customer wishes to contract Parazero to manufacture and supply Customer, from time to time, with certain products, for use together with the Customer Products, subject to the terms and conditions herein,

NOW, THEREFORE, in consideration of the terms, conditions and covenants herein contained, the parties hereto agree as follows:

1.	SCOPE OF AGREEMENT

Parazero agrees to sell and Customer agrees to purchase Parazero’s SafeAir 350 (the “Products”), in accordance with the terms and conditions of this Agreement for the sole purpose of incorporation of the Products into the Customer Products. It being acknowledged and agreed that the description and specifications of the Products, has been provided to Customer prior to the date hereof.

2.	ORDERING

2.1.              FORECASTS. Unless otherwise agreed in writing by the Parties, Customer agrees to order a minimum of such amount of Products per calendar year as shall be set forth in binding 6-month forecasts, each provided by Customer to Parazero at least (i) 120 days before the beginning of the period covered by such forecast if the aggregate amount of Products included in such forecast, does not exceed 150% (inclusive) of the aggregate amount of Products included in the immediately preceding forecast (the “Less than 150% Forecast”), or (ii) 180 days before the beginning of the period covered by such forecast if the aggregate amount of Products included in such forecast, exceeds 150% of the aggregate amount of Products included in the immediately preceding forecast (the “More than 150% Forecast”, and each of a Less than 150% Forecast and a More than 150% Forecast, a “Forecast”). The first Forecast, which applies to the period of July-December 2022, is attached as Annex A hereto, and is hereby deemed accepted (the “Initial Forecast”).

For the purpose of example, if a certain Forecast contemplated orders for an aggregate amount of 100 Products, then, if the immediately following Forecast contemplates orders for an aggregate amount of up to and including 150 Products, it will be deemed a “Less than 150% Forecast”, otherwise, it will be deemed a “More than 150% Forecast”.

2.2.	ACCEPTANCE.

2.2.1.        Parazero shall accept each Less than 150% Forecast following the Initial Forecast, within 7 days from receipt thereof, provided such Forecast is (i) provided within the timeframe set forth in Section 2.1 above, and (ii) a Forecast Down Payment (as defined below) has been actually received by Parazero. a Forecast Down Payment will be paid by Customer to Parazero within 30 Calendar Days from delivery of the applicable Forecast.

2.2.2.        In the event Customer provides a More than 150% Forecast, Parazero shall not be obligated to accept such Forecast even if such Forecast has been provided within the timeframe set forth in Section 2.1 above, and a Forecast Down Payment has been actually received by Parazero. In such event, if Parazero does not accept such Forecast, it shall provide Customer a written notice to the effect within 7 days from receipt thereof. The Parties shall have 30 days from such notice of non-acceptance provided by Parazero to Customer, to agree on a revised Forecast (in which event Parazero shall apply the Forecast Down Payment paid by Customer in connection with such non-accepted Forecast, to the revised Forecast agreed upon by the Parties). If revised Forecast is not agreed upon within the aforementioned 30 days from notice of non-acceptance provided by Parazero to Customer, each Party shall be free to terminate this Agreement as provided in Section 7 below (in which event Parazero shall return the Forecast Down Payment paid by Customer in connection with such non-accepted Forecast, to Customer).

Each Forecast which is accepted by Parazero or agreed upon in accordance with the above terms shall be referred to hereunder as an “Agreed Forecast”, and it shall be binding upon the Parties.

“Forecast Down Payment” means, with respect to any particular Forecast, an amount of 30% of the aggregate price payable to Parazero for all Products covered by such Forecast.

2.3.        PARAZERO OBLIGATION. ParaZero agrees to supply the Products to Customer for the duration of the period covered by an Agreed Forecast, in accordance with the quantities set forth in such Agreed Forecast, and in accordance with all other terms of this agreement.

2.4.        SUPPLY CONTINUITY. LIFT wishes to ensure continuity of supply should ParaZero breach its obligations under this Agreement. For such purposes, within no later than 90 days from the execution of this Agreement, the Parties shall enter into a technological escrow agreement, in a form mutually agreed by them and approved by the applicable escrow agent (the “Escrow Agreement”). In the event the Escrow Agreement is not entered into by the end of such 90 days, each Party shall be entitled to terminate this Agreement with immediate effect, by providing a written notice to that effect to the other Party, provided that such right of termination shall not be available to a Party if the reason that the Escrow Agreement is not entered into by the end of such 90 days, is primarily the result of an act or omission of such Party.

2.5.        PURCHASE ORDERS. Customer may order Products by submitting purchase orders to Parazero (each an “Order”), in accordance with the then effective Agreed Forecast. Each Order shall detail:

i.	the quantity of Products ordered;

ii.	the lead time for the delivery of Products, which shall be no less than 12 weeks with respect to each Order except the Initial Order (as defined below), and no less than 16 weeks with respect to the Initial Order, unless otherwise agreed by the Parties in each specific case and set forth in the Order. For the avoidance of doubt, lead time for delivery under any specific Order, shall begin at such time when the Down Payment to be paid pursuant to such Order has been actually received by Parazero; and

iii.	any other applicable terms and conditions which are specific to such Order as shall be agreed in writing by the Parties, including without limitation, shipping fees and taxes, any additional fees owing to Parazero for any extra work or services agreed upon in such Order.

2.6.        ORDER ACCEPTANCE. Provided the Order details set forth in Section 2.4 above are complied with and provided further an Order is provided in accordance with the then current Agreed Forecast, Parazero shall accept each Order received from Customer within 5 Business Days (as defined below) from receipt thereof. “Business Day” means a day when banks in Israel are open for business.

2.7.        By executing this Agreement, Customer hereby submits a firm (irrevocable) Order, for 11 SafeAir 350 Products, to be ready for delivery in accordance with the provisions of this Agreement (the "Initial Order").

3.                DELIVERY; PACKAGING

3.1.            DELIVERY. Unless agreed upon and determined otherwise in an Order, delivery of the Products shall be made Ex-Works (Incoterms 2020), ParaZero's offices in Israel, provided that the Parties can agree on different shipping terms per Order, subject to appropriate payment to Parazero. For the avoidance of doubt, “delivery” is deemed to have occurred at such time when the Products are ready to be shipped from Parazero’s warehouse in Israel.

3.2.           TRANSFER OF TITLE. Title shall pass upon full payment for the Products under an applicable Order.

3.3.           LATE DELIVERIES. Should circumstances arise that may result in a delayed delivery by Parazero, Parazero shall notify Customer of such circumstances. Delays of up to 30 days shall not be deemed to be a breach hereunder. In the event of a delay which exceeds the aforementioned 30 days, as its sole and exclusive remedy with respect to such delay, Customer shall be entitled to receive a discount (or refund) of 5% of the Order total per additional full week of delay beyond the 30 days. Partial weeks shall not be counted as weeks in determining the delivery delay.

3.4.           Notwithstanding anything to the contrary herein, Parazero shall be entitled in its sole discretion to cancel, suspend or delay any delivery of Products under this Agreement (i) in the event that this Agreement is terminated by Parazero under Section 7.5 below; or (ii) in the event that Customer shall be in arrears of more than 60 days on any payment due to Parazero hereunder.

3.5.           Packing of the Products shall be made by Parazero at its premises in a way which is sufficient to ensure the safe delivery thereof.

4.           PRICES; PAYMENT TERMS

4.1.         The price per unit (USD), per order shall be:

MOQ 4-5: 15,500 USD

MOQ 6-10: 13,800 USD

MOQ 11-25: 12,500 USD

MOQ 26 OR MORE: 11,600 USD

4.2.             The price for the Products shall be as set forth in the applicable Order, and shall be determined in accordance with the then current price list of Parazero, provided to Customer from time to time, and based on last current pricing that was provided to customer. Customer shall not deduct, setoff or withhold any sums from any payments to Parazero hereunder.

4.3.             It being agreed that (i) Parazero may change its prices of Products, at any time and at its sole discretion, and in such event will provide an updated price list to Customer, however price increases are capped at a maximum of 5% per year. Such updated prices shall apply to any future orders, but shall not apply to Orders already accepted by Parazero under the terms hereof; and (ii) the prices set forth in Parazero’s price list shall apply to Orders placed for the MOQ. Prices for smaller quantities shall be separately determined and agreed upon in writing by the Parties.

4.4.             Subject to Section 4.5 below, payment for any Order shall be made as follows: (i) 50% upon Parazero’s acceptance thereof (the “Down Payment”), and in any event no later than 3 days from such acceptance, and (ii) the remaining 50% when Products are ready for delivery, unless otherwise agreed by the Parties in each specific case and set forth in the Order. It is agreed that in the event Parazero has not actually received the applicable Down Payment within the aforementioned timeframe, Parazero shall be entitled to delay the applicable Order with respect to which such Down Payment has not been actually received, until such time when such Down Payment is actually received by Parazero. If there is a delay of more than 30 days in the receipt by Parazero of a Down Payment with respect to a specific Order, Parazero shall be entitled, without any further liability hereunder to Customer, to cancel such Order in its entirety.

4.5.             The relevant Forecast Down Payment shall be applied towards one or more of the last Order(s) (or a part of an Order, as applicable) under the relevant Forecast, such that no additional payments with respect to such Order(s) (or part thereof) that are within the amount of the relevant Forecast Down Payment, need to be paid by Customer.

4.6.             All payments shall be made in US$, to Parazero's bank account, which details are:

BANK NAME	BANK LEUMI LE ISRAEL B.M.
BANK Number	10
BRANCH NAME & Number	LEUMITECH BUSINESS CENTER 864
Account Number	19760004
BRANCH ADDRESS	11 GALGALEY HAPLADA ST., HERZELIYA
SWIFT (BIC) CODE	LUMIILITXXX
ROUTING NO.	IL010864//
IBAN NO.	IL380108640000019760004
BENEFICIARY NAME	PARAZERO TECHNOLOGIES LTD

4.7.             Any amount due to Parazero which is not paid on its due date shall bear interest from said due date until the date of actual payment, at the monthly rate of 1%.

5.	PRODUCT WARRANTY

5.1.             Parazero warrants that, under normal use and service, each of the Products delivered hereunder shall be free from defects in material and workmanship, for a period of twelve (12) months after delivery of such Product to Customer (the “Warranty Period”). The foregoing warranty shall not be transferable to any third party, and shall not apply to any other product/s of Customer into which the Products may be integrated, or to consumables or portions of the Products that are expendable by their nature.

5.2.             Parazero shall not be liable to Customer if: (i) modifications are made to the Products by someone other than Parazero; (ii) attachments, features or devices are employed on or around the Products that are not supplied by Parazero, with the exception of the aerial vehicle for which the Product was originally designed (provided no material changes or modifications have been made to such aerial vehicle after the date of the Order); (iii) the Products are not properly stored, tested, installed, used, operated, maintained or repaired, in accordance with Parazero's instructions, or otherwise subject to misuse or abuse; or (iv) failure of the Products is caused by factors external to the Products, including, without limitation, improper environment, improper power supply and/or electrical power surges, etc. Without derogating from the generality of the foregoing, it is hereby clarified that the Customer shall be solely responsible for the mechanical and electrical design, installation and integration of the Product and accordingly, the foregoing warranty shall not apply to any defects related to such design, installation or integration.

5.3.              If the Products fail to meet the warranty set forth in Section 5.1 above and Customer provides Parazero written notice thereof during the applicable Warranty Period, Parazero shall, at Parazero's option, correct the failure either by repair or replacement, upon return of the defective Product to Parazero's premises, and such shall be the sole and exclusive remedy of Customer in connection with any defective Product.

5.4.             EXCEPT AS SET FORTH HEREINABOVE, PARAZERO MAKES NO OTHER REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE CAPACITY, CONDITION, DESIGN, DURABILITY, MATERIAL, MERCHANTABILITY, PERFORMANCE, QUALITY, SUITABILITY, WORKMANSHIP OR VALUE OF THE PRODUCTS, THEIR NON-INFRINGEMENT OR FITNESS FOR ANY PARTICULAR PURPOSE, OR THAT THE PRODUCTS WILL SATISFY THE REQUIREMENTS OF ANY LAW, RULE, REGULATION, SPECIFICATION OR CONTRACT, OR ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER WITH RESPECT TO THE PRODUCTS OR ANY ASSOCIATED ITEM OR ANY ASPECT THEREOF.

5.5.             Customer will provide any and all support and maintenance services for its clients, directly or via third party maintenance organizations, and shall handle and be solely responsible for any claims or inquiries made by such clients in connection with the Products.

5.6.             Customer shall report to Parazero on a regular basis all operational problems, quality problems and reliability problems that were reported by Customer's clients or otherwise came to Customer' knowledge regarding the Products.

6.	LIMITATION OF LIABILITY

6.1.             IN NO EVENT SHALL PARAZERO BE LIABLE TO DISTRIBUTOR OR TO ANY THIRD PARTY PURSUANT TO THIS AGREEMENT OR IN CONNECTION WITH ANY TRANSACTION CONTEMPLATED HEREIN, WHETHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL, SPECIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION LOSS OF USE, PROFITS, BUSINESS, INCOME, ANTICIPATED SAVINGS, GOODWILL OR OTHER COMMERCIAL LOSS, EVEN IF PARAZERO HAD BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, EXCEPT TO THE EXTENT THAT SUCH LIABILITY MAY NOT LAWFULLY BE EXCLUDED.

6.2.             NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, UNDER NO EVENT SHALL PARAZERO’S MAXIMUM CUMULATIVE LIABILITY IN CONNECTION WITH THIS AGREEMENT AND/OR THE PRODUCTS EXCEED THE AGGREGATE AMOUNT ACTUALLY PAID BY CUSTOMER TO PARAZERO HEREUNDER IN THE 12 MONTH PERIOD IMMEDIATELY PRECEDING THE LAST DATE OF EVENTS GIVING RISE TO SUCH LIABILITY.

7.	TERM AND TERMINATION

7.1.             The term of this Agreement shall be valid from the Effective Date and for 10 years thereafter, subject to any provisions hereunder regarding termination rights. This Agreement may be extended by a mutual written consent of the Parties (the "Term").

7.2.             Customer shall be entitled to terminate this Agreement for any reason (or for no reason) by providing a prior written notice of 30 days to the other Party.

7.3.              In the event that Customer fails to order at least 75% of the aggregate amount of Products covered by 2 consecutive Forecasts (i.e. at least 75% of the annual amount of Products), in any particular calendar year, then Customer shall have 30 days from the end of such calendar year to pay Parazero an amount equal to (i) the number of Products Customer is required to order so as to reach at least 75% of the aggregate amount of Products covered by such 2 consecutive Forecasts, multiplied by (ii) the price per Product paid in the last Order submitted by Customer. In the event Customer shall not pay such amount within such time period, Parazero shall be entitled to terminate this Agreement by a written notice with immediate effect.

7.4.             Each Party shall be entitled to terminate this Agreement if the Parties fail to agree upon a Forecast as set forth in Section 2.1 above, by a written notice with immediate effect.

7.5.             Notwithstanding anything to the contrary herein, either Party shall be entitled to terminate this Agreement immediately upon written notice to the other Party, in the event that the other Party: (i) enters into liquidation or bankruptcy proceedings, whether voluntary or compulsory, and such proceedings are not terminated or discharged within 60 days, makes a general arrangement with its creditors, or ceases to conduct its business in the ordinary course; or (ii) fails to fulfill any of its obligations or undertakings herein and does not rectify such failure, to the extent possible to rectify, within 14 days after receiving a written demand to do so.

7.6.              Upon the expiration of this Agreement: (i) Parazero at its sole discretion may either (A) complete its obligations in connection with the performance of any Order issued to it by Customer that has been accepted by Parazero prior to termination or expiration, subject to Customer' payment of all the relevant fees under such Order, or (B) cancel any outstanding Order issued to it by Customer that has been accepted by Parazero prior to termination or expiration, and refund any payments made by the Customer in connection with such Order; and (ii) the Customer shall pay Parazero any amounts owing to Parazero at the date of such termination or expiration.

7.7.             Any amounts paid to Parazero hereunder (including any down payments) shall not be refunded except only as set forth in Section 2.2.2 above or in the event this Agreement has been terminated by Customer under Section 7.5(ii) below (i.e. due to un-remedied breach of Parazero).

7.8.             Sections 5, 6, 7.4, 7.5, 8, 9 and 10 herein shall survive the termination or expiration hereof.

8.	PROPRIETARY RIGHTS

8.1.             All right, title and interest (including any and all intellectual property rights) in the Products (including any modifications, improvements, derivative works and any applicable documentation accompanying thereof), whether existing as of the Effective Date or thereafter conceived, created or developed, regardless of whether Customer, its employees, contractors or others on its behalf may have contributed to the conception, creation or development thereof, shall at all times remain with Parazero and no rights in the Products are granted to Customer under this Agreement, except as set forth in the Escrow Agreement. All right, title and interest (including any and all intellectual property rights) in Parazero’s Marks (as defined below) shall at all times remain with Parazero.

8.2.             Customer undertakes that it shall not suffer or permit directly or through any third party to analyze, decompile, disassemble, reverse engineer (or the like), any tangible product or media which constitutes, contains, records or in any way documents or embodies Parazero Confidential Information (as defined below) including but not limited to the Products.

8.3.              Customer shall include reference and credit to Parazero on any Customer Product into which a Product is integrated, in the form and manner as shall be agreed upon by the Parties. Customer is hereby granted a non-exclusive, non-transferable and non-sublicensable right to use Parazero’s name, logo or trademarks (the "Parazero’s Marks"), during the term of this Agreement, for the sole purpose of informing the Customers that Customer Products use Parazero’s technology. Customer’ use of Parazero’s Marks in connection with this Agreement shall not create any right, title or interest, in or to the use of Parazero’s Marks, and all such use and goodwill associated with Parazero’s Marks will inure to the benefit of Parazero.

8.4.             Without derogating from the above, Customer will maintain and not remove, alter or obscure any proprietary notices (including the copyright notice) that appear on the Parazero's Product, any Product documentation, on any copies and any media.12

9.	CONFIDENTIALITY

9.1.             Each Party hereto agrees that all trade secrets, intellectual property, code, inventions, algorithms, schematics, reports, analysis, know-how and ideas and all other business, technical and financial information it obtains from the other party which is of confidential or proprietary nature, is the confidential and proprietary property (the "Confidential Information") of the disclosing Party. Confidential Information may also include oral information disclosed by one Party to the other pursuant to this Agreement, provided that such information is designated as confidential at the time of disclosure. Except as expressly permitted herein, the receiving Party (i) shall hold in strictest confidence and not use for any purpose (except as contemplated hereunder) or disclose to any party (other than employees or agents on a need- to-know basis) any Confidential Information of the disclosing Party, (ii) shall take reasonable protective measures (no less than the measures it takes to protect its own Confidential Information) to safeguard such Confidential Information, and (iii) shall bind in writing any and all of its employees or agents with access to such Confidential Information to terms and conditions substantially similar to this Section 9. All Confidential Information disclosed hereunder shall remain the exclusive property of the disclosing Party. Upon termination or expiration of this Agreement or upon written request, any and all Confidential Information disclosed hereunder shall be promptly returned to the disclosing Party. The restrictions hereunder shall survive the termination or expiration of this Agreement.

9.2.             Each Party acknowledges that the breach of this Section 9 would cause immediate and irreparable harm to the other Party and agrees that in the event of an actual or threatened breach, said non-breaching Party shall be entitled, in addition to any other available right or remedy, to obtain injunctive or other equitable relief without the necessity of proving actual damages and without the necessity of posting a bond or other security.

9.3.             The receiving Party shall not be obligated under this Section 9 with respect to Confidential Information which the receiving Party can document: (i) is or has become readily publicly available without restriction through no fault of the receiving Party or its employees or agents; (ii) is received without restriction from a third party lawfully in possession of such information and lawfully empowered to disclose such information; and (iii) was rightfully in the possession of the receiving Party without restriction prior to its disclosure by the other Party. Additionally, if a Party is required to disclose Confidential Information by law, a government agency or order of a court, such Party may do so, provided that the such Party provides prompt written notice of such disclosure to the other Party so as to afford such other Party an opportunity to intervene and prevent or limit the disclosure.

9.4.             Upon a request of the disclosing Party, all copies and embodiments of Confidential Information pertaining to such disclosing Party shall be promptly returned to it. Upon termination or expiration of this Agreement for any reason, each Party shall return to the other Party all Confidential Information provided by the other Party, including all copies or embodiments thereof.

10.	MISCELLANEOUS

10.1.             Customer agrees that Parazero may refer to Customer and use Customer’s name in Parazero’s marketing materials, including on Parazero’s website, as a customer of Parazero and user of the Products.

10.2.             The Customer shall be responsible for obtaining all appropriate approvals, permits and/or licenses required by any third party, including without limitation any governmental or regulatory authority, for the integration of the Products into the Customer Products and the resale or lease of the incorporated Products to clients.

10.3.             Neither Party shall be deemed to be in breach of this Agreement or of any Order issued hereunder, nor shall such Party incur liability or bear responsibility due to a delay or failure in performance (other than of obligations regarding the payment of money or confidentiality), which delay or failure caused by circumstances beyond the reasonable control of the Party affected, including but not limited to acts of God, fire, flood, pandemic, epidemic, war, terrorism, embargo, accident, labor disputes, or shortage of material, equipment or transport, any law, regulation, or any ruling of court, tribunal or governmental agency. A Party affected by an event of force majeure shall: (i) notify the other Party hereto in writing of any such event and the estimated duration thereof: and (ii) make reasonable efforts to remedy any such event of force majeure. Performance that is delayed by any event of force majeure shall be extended for such time as the event shall continue.

10.4.             This Agreement together with the exhibits hereto contains the entire agreement between the Parties hereto with respect to the subject matter hereof, and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof, if any. This Agreement may be amended, modified, superseded, renewed or extended, only by a written instrument executed by both Parties hereto. In the event of any contradiction between this Agreement and any Order, the terms of this Agreement shall supersede, unless specifically stated otherwise in an Order.

10.5.             The relationship between the Parties is that of buyer and seller. Nothing in this Agreement shall be construed:

(i) to give either party the power to direct or control the daily activities of the other party, or (ii) to constitute the parties as employer and employee, franchiser and franchisee, licensor and licensee/sublicensor, partners, joint-ventures, co- owners or otherwise as participants in a joint undertaking.

10.6.             Neither Party shall transfer, assign or pledge in any manner whatsoever any of its rights or obligations under this Agreement without the other Party’s prior written consent, and any such purported transfer, assignment or pledge shall have no force or effect except that either Party may assign this Agreement in connection with a merger, acquisition, sale of all or substantially all of its assets or other such corporate reorganization. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the Parties hereto and their successors and assigns.

10.7.             All written notices to be given by one Party to the other hereunder shall be in writing and shall be sent to the Parties’ respective addresses indicated in the preamble to this Agreement, or to such other e-mail address, post address or facsimile number as a Party may thereafter notify the other Party in writing. Notices addressed as aforesaid will be deemed delivered to the addressee upon the earlier of their actual receipt or: (i) on the next Business Day following the day of delivery or transmission, if delivered by hand or transmitted by e-mail; or (ii) within 5 Business Days after being posted, if sent by registered mail, postage prepaid.

10.8.             The validity, performance and construction of this Agreement shall be governed by and interpreted in accordance with the laws of Israel (without regard to its conflict of law’s provisions). The parties hereby irrevocably consent to the exclusive jurisdiction of the competent courts in Tel Aviv, Israel to adjudicate all disputes arising from or in connection with this Agreement, to the exclusion of any other court.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives.

Parazero Technologies Ltd.	LIFT Aircraft, Inc.
Name: Boaz Shetzer Title: Chief Executive Officer	Name: Matthew Chasen Title: Chief Executive Officer